

FLY Wilmington

Overview & Investment Presentation

March 2022



Recreational Entertainment | Family Fun | Sport | Military Training





This document is a strictly confidential communication to and solely for the use of the recipient and may not be reproduced or circulated without FLY Wilmington's consent. If you are not the intended recipient, you may not disclose or use the information in this documentation in any way. The information is not intended as an offer or solicitation with respect to the purchase or sale of any security.



FLY Wilmington Team



Patrick Maguire, Founder / Co-Owner
- Major, USMC
- 15 Years active-duty Marine Special Operations Officer
- Marine Special Operations Command (MARSOC)
- Military Free-Fall Parachutist
- 11 Overseas Deployments



George Jamison, Co-Owner
- US Air Force Veteran
- Corporate Partner, Spencer Stuart
  - Head of Global Corporate Communications & Investor Relations
- Former Senior Executive of several Fortune 500 Companies



David Soler, Chief Operating Officer
- Captain, USMC-Reserves
- 7 Years Active Duty, Supply Officer
- Masters in Business Administration
- Expecting Father..Yay!



Bill Adams, Lead Project Manager
- Former Owner of iFLY Seattle & iFLY El Paso
- Former iFLY Corporate VP
- Built 17 Total iFLYs
- Expert Skydiver & Military Freefall Parachutist

iFLYworld.com

iFLYsales.com



FLY Wilmington Vision

Build and operate a state-of-the art indoor skydiving wind tunnel in Wilmington, NC, and to offer the following value adds:

Military Training



Oriented to the United States Marine Corps Special Operations Command (MARSOC) and additional Military Freefall (MFF) organizations located at Camp Lejeune, NC

Education



Educational and experiential opportunities for local public, private and vocational schools via Science Technology, Engineering and Math (STEM) programs.

Entertainment/Sports Flyers



Recreational indoor skydiving for local residents, sports enthusiasts, and a robust seasonal tourist market.





iFly Brand Overview



Introduction



iFLY is the entertainment company that invented modern indoor skydiving, opening its first facility in Orlando in 1998. iFLY is vertically integrated; we design, build and operate our units, and hold patents and trademarks covering 100+ countries.

Patented technology

iFLY has grown steadily and deliberately over the last 20 years opening over 40 company owned facilities without having closed one. iFLY has corporate offices in Austin, London & Hong Kong.



#1 Brand



Industry Creator



Industry Leader

First class experience

iFLY has developed 85+ operating facilities worldwide, more than half of which are franchises.



Safety

As the inventor and global standard setter of the wind tunnel entertainment industry, safety is always our first priority.



Highest Standards

iFLY has the world's highest safety standards in terms of rules, management, and achievements.



History

iFLY has consistently maintained a high safety record, as evidenced through 20 years of operations; flying more than 8 million customers safely; and our ability to consistently achieve competitive rates from global insurance agencies.



IBA Regulations

iFLY is the only wind tunnel business certified by the International Bodyflight Association (IBA). All iFLY instructors are trained and selected through IBA programs. iFLY is also the only official brand for IBA regional, national and world level competitions.



Technology

iFLY has the world's best wind tunnel technology. iFLY holds numerous patents and trademarks covering 100+ countries. iFLY continues to drive innovation through our investment in R&D.



Typical Customer Map

iFLY is experiential entertainment for ages 3 and up. Each 30-minute class holds up to 12 people and the clear glass flight chamber allows the experience to be enjoyed by both flyers and spectators. It is for all levels of abilities of the community wanting to soar beyond their own expectations, from beginners to adventure seekers and skydivers looking for a thrill – we can all choose to fly.

The statistics below are generated from company owned iFLY locations between 2018 – 2019.

Economic Impact

- Draws and retains approximately 150,000 customers (50,000 actual fliers), visitors and tourists per year
- Creates approximately 20 temporary construction jobs and 25 full-time and part-time jobs
- Significantly increases traffic to immediate surrounding areas such as F&B and other retailers

Groups & Events

23%

STEM education, birthday parties, corporate events, team building

Sport Flyers

18%

Return flyers who are training for indoor skydiving competitions or as a hobby

Military

1%

Cost effective training tool for militaries around the world

Family Flyers

57%

Upper Middle Class families with kids, using the facility for entertainment

All Abilities

1%

Regardless of cognitive or physical challenges



Customer Demographics

Age

■ <17 ■ 18-34 ■ 35-50 ■ 51+



Locals vs. tourists

■ Locals   ■ Tourists



Tourists are considered customers that drove more than 60mins to the facility

Gender

■ Female   ■ Male





COVID-19: Our Commitment to Safety

Following the needs of the COVID-19 outbreak, iFLY has re-opened our facilities with extreme care and consideration to the health and safety of our flyers and staff. We've tracked local ordinances, reviewed CDC guidelines, tested our air quality, and evaluated the entire customer experience. iFLY is taking all the necessary precautions in updating our operational procedures, and still flying.



Operational Adjustments

- **Temperature screenings**
- **No touch electronic transactions**
- **Online waivers**
- **Social-distance floor markings**
- **Team member training**



Operational Adjustments

- **Equipment cleaned twice:**
  - **After each use**
  - **Before being issued**
- **Flight suits washed after each use**
- **Suits placed in plastic wrapping**



Facility Cleanliness

- **Splash panels at check-in desk**
- **Routine surface cleaning**
- **Hand sanitizer stations added**
- **Use of N95 masks and latex gloves**
- **Signage for reminders**



Air Quality Evaluation

- **Air within tunnel considered to be 10x more fresh than average store due to regular exchange with outside air.**

Daily inspections and reporting will be submitted for central monitoring. Our Safety Team, our Operations Team, and our entire staff at iFLY remain committed to safely Delivering the Dream of Flight to everyone.


Record of iFly Performance

Since opening its first tunnel in 1999, all of iFly's corporate and franchise tunnels have operated profitably.

iFLY / SkyVenture Wind Tunnel History – USA					
Opening Year	Wind Tunnel Name	State	Company Location?	Open	Notes
1999	iFLY Orlando (Original)	Florida	Yes	No	Closed when replacement facililty opened in 2017
2003	SkyVenture Perris	California	No	Yes	
2005	SkyVenture Arizona	Arizona	No	Yes	
2006	iFLY Denver	Colorado	Yes	Yes	Originally a franchise; re-purchased, Sale/Leaseback
2006	SkyVenture New Hampshire	New Hampshire	No	Yes	
2007	iFLY Utah	Utah	No	Yes	
2007	iFLY SF Bay	California	Partial	Yes	Originally a franchise; partially re-purchased
2007	iFLY Hollywood	California	Partial	Yes	Originally a franchise; partially re-purchased
2008	Paraclete XP SkyVenture	North Carolina	No	Yes	
2011	iFLY Seattle	Washington	Yes	Yes	Originally a franchise; re-purchased
2013	iFLY Austin	Texas	Yes	Yes	
2013	iFLY Dallas	Texas	Yes	Yes	
2014	iFLY Rosemont	Illinois	Yes	Yes	
2014	iFLY Naperville	Illinois	Yes	Yes	
2015	iFLY Virginia Beach	Virginia	No	Yes	
2015	iFLY Houston Memorial	Texas	Yes	Yes	
2015	iFLY Woodlands	Texas	Yes	Yes	
2015	iFLY Portland	Oregon	Yes	Yes	
2015	iFLY Westchester	New York	Yes	Yes	
2016	iFLY Kansas City	Kansas	Yes	Yes	
2016	iFLY San Diego	California	Yes	Yes	
2016	iFLY Oklahoma City	Oklahoma	Yes	Yes	
2016	iFLY Lincoln Park	Illinois	Yes	Yes	
2016	iFLY Loudoun	Virginia	Yes	Yes	
2016	iFLY Ontario	California	Yes	Yes	
2016	iFLY King of Prussia	Pennsylvania	Yes	Yes	
2016	iFLY San Antonio	Texas	Yes	Yes	
2016	iFLY Sacramento	California	Yes	Yes	
2016	iFLY Baltimore	Maryland	Yes	Yes	
2016	iFLY Fort Worth	Texas	Yes	Yes	Sale/Leaseback
2016	iFLY Atlanta	Georgia	Yes	Yes	
2016	iFLY Tampa	Florida	Yes	Yes	Sale/Leaseback
2017	iFLY Phoenix	Arizona	Yes	Yes	Sale/Leaseback
2017	iFLY Ft. Lauderdale	Florida	Yes	Yes	
2017	iFLY Orlando (Replacement)	Florida	Yes	Yes	Opened as upgrade of original iFLY location
2017	iFLY Oceanside	California	No	Yes	
2018	iFLY Paramus	New Jersey	Yes	Yes	
2018	iFLY Montgomery	Maryland	Yes	Yes	
2018	iFLY Jacksonville	Florida	No	Yes	
2018	iFLY Minneapolis	Minnesota	Yes	Yes	
2019	iFLY Charlotte	North Carolina	Yes	Yes	
2019	iFLY El Paso	Texas	No	Yes	
2019	iFLY Cincinnati	Ohio	Yes	Yes	
2021	iFLY Detroit	Michigan	No	Yes	



Operating Wind Tunnel Performance - Revenues

Table 1: 2019 US Company Owned Revenue and Franchised Location Gross Sales (in $1000s)

	Revenue Tiers[1,2]	Tier I (Above $2.5M)	Tier II ($2.5M-$2.0M)	Tier III (Below $2.0M)	Combined
Company Owned [3]	Average	3,508.0	2,219.9	1,808.1	2,937.4
	Median	3,438.7	2,168.1	1,828.9	2,708.4
	Minimum	2,514.3	2,026.5	1,736.0	1,736.0
	Maximum	4,768.3	2,480.2	1,859.5	4,768.3
	% Above Average	44%	38%	38%	48%
	% Below Average	56%	63%	63%	52%
	# of Tunnels	16	8	3	27
Franchise Owned [4]	Average	3,717.4	2,464.9	0.0	3,299.9
	Median	3,717.4	2,464.9	0.0	3,191.0
	Minimum	3,191.0	2,464.9	0.0	2,464.9
	Maximum	4,243.8	2,464.9	0.0	4,243.8
	# of Tunnels	2	1	0	3

- Note: Franchise tunnels are currently operating in Jacksonville, FL; Oceanside, CA; and Virginia Beach, VA



Operating Wind Tunnel Performance - EBITDA

Table 3: 2019 US Company Owned Expenses for Sixteen (16) Tier I Locations (in $1000s)

Expense Category	Average	Median	Minimum	Maximum
Cost of Goods Sold[1]	(414.6)	(349.0)	(799.6)	(283.7)
Rent & Facility [2]	(345.2)	(337.6)	(754.3)	(181.8)
SG&A[3]	(1,019.0)	(976.9)	(1,278.4)	(893.1)
Other Operating Charges[4]	(203.0)	(169.5)	(725.9)	(94.6)
EBITDAR Margin[5]	52.3%	55.0%	27.5%	64.6%
EBITDA Margin[5]	42.3%	46.0%	14.2%	58.6%
Additional Franchise Expenses Not Included in Table Above [6]				
Royalties @7%	(245.6)	(240.7)	(176.0)	(333.8)

Table 4: 2019 US Company Owned Expenses for Eight (8) Tier II Locations (in $1000s)

Expense Category	Average	Median	Minimum	Maximum
Cost of Goods Sold[1]	(310.0)	(282.1)	(554.1)	(149.2)
Rent & Facility [2]	(288.6)	(290.4)	(422.3)	(189.1)
SG&A[3]	(810.9)	(825.2)	(916.1)	(700.0)
Other Operating Charges[4]	(119.1)	(119.8)	(129.4)	(99.5)
EBITDAR Margin[5]	44.0%	45.2%	27.2%	50.9%
EBITDA Margin[5]	30.9%	29.2%	15.6%	41.7%
Additional Franchise Expenses Not Included in Table Above [6]				
Royalties @7%	(155.4)	(151.8)	(141.9)	(173.6)



Performance During the COVID Pandemic

Table 6: 2020 US Company Owned Revenue and Franchised Location Gross Sales (in $1000s)

		Q1	Q2	Q3	Q4	Annual
Company Owned	Average	655.7	32.8	317.8	356.2	1,362.4
	Median	643.2	27.1	338.9	325.0	1,301.7
	Minimum	398.0	(3.3)	(1.1)	0.0	427.0
	Maximum	1,040.1	152.7	753.2	910.2	2,727.6
Franchise Owned	Average	512.5	276.7	616.3	611.2	2,016.7
	Median	567.4	229.1	528.0	583.7	1,908.3
	Minimum	221.8	199.9	199.9	210.3	675.7
	Maximum	693.5	1,066.9	1,209.4	1,066.9	3,574.7

- Note: Franchise tunnels are currently operating in Jacksonville, FL; Oceanside, CA; and Virginia Beach, VA





DELIVERING THE DREAM OF FLIGHT

iFLY® TUNNEL SYSTEMS

FLY Wilmington

Differentiated Model

Military Training | Entertainment & Family Fun | Leadership Education



What is iFLY? Why Wilmington?







Indoor Skydiving Facility
- Safe, Fun, Clean, & Affordable
- Uses:
  - Recreational Entertainment
  - Whole Family Experience
    - Ages: 3 – 103 years old
  - Sport
    - Coming to Paris Summer Olympics 2024
  - Military Training
- All Abilities Program
  - Partner with Wilmington Miracle League
- Science, Technology, Engineering, & Math (STEM)
  - #1 STEM Educational Program in North America

"Delivering the Dream of Flight"



Traditional iFly Revenue Model vs FLY Wilmington

- *iFly's primary revenue stream is 80% amateur fliers*

- *FLY Wilmington is projected to have a three-pronged revenue stream that includes military operations, sports enthusiasts, and amateurs/tourists*




Military Contract Opportunities





➤ Home to Marine Corps Special Operations Command (MARSOC)
➤ Approximately 900 active military jumpers

➤ 2nd Force Reconnaissance and 2nd Reconnaissance Battalion
➤ Approximately 500 active military jumpers

Wind tunnel is essential for military freefall proficiency training

FLY Wilmington will be the only wind tunnel within 3 hours drive for year-round reliable training

➤ 35 miles south of Camp Lejeune, NC
➤ Approximately 40-50,000 US Marines (largest single active duty Marine population in the world)
➤ Cost savings for USMC; Allows for daily training without having to pay per diem/MI&E, hotels, rental cars, etc.
➤ Much safer mechanism for training





Wilmington Market Overview

Military Training | Entertainment & Family Fun | Leadership Education


Demographic Overview

City of Wilmington

Population Size: 123,744

- **Median Age: 35.8**

Median Household Income: $45,450

Consumer Spending Habits:

- **Housing: ~$10,800**

- **Transportation: $8,990**

- **Food & Entertainment: $7,950**

- **Top city in the United States for inbound moves in 2020 (nationwide study conducted by United Van Lines)**

New Hanover/Pender/Onslow/Brunswick/Carteret Counties

Population Size: 708,650

- **Average Median Age: 41.3**

Median Household Income: $60,660

Consumer Spending Habits:

- **Housing: $11,556**

- **Transportation: $9,967**

- **Food & Entertainment: $8,079**


Supplemental Revenue Drivers

Schools & Universities

- UNC Wilmington: 16,487 students
- Cape Fear Community College: 29,671 students
- Miller-Motte College-Wilmington : 9,167 students
- 50K plus total students

Military: Camp Lejeune

- Active Duty: Approx. 40k – 50k
- Family Members: 39,000
- Civilians: 5,700
- Retirees + Family: 19,000

Seasonal Tourism

- 3,250,000 tourists annually
- $1.7 billion in tourism related economic activity
- $175 million spent on entertainment and recreation
- 80% of southeast NC tourism economic activity within 5 counties







FLY Wilmington Location Overview





Kings Grant
Stevenson-Hendrick Honda Wilmington
SEASPRAY LANDING
GREEN MEADOW
TANBRIDGE PARK
Home2 Suites by Hilton Wilmington Wrightsville...
Texas Roadhouse
Michaels
WESTFALL PARK
LONGLEAF ACRES
WINDEMERE
MAYFAIRE
Marshalls
CAVALIER WOODS
POINTE SUMMERSET
HERON RUN
TIDAL REACH
Hampton Inn Wilmington
Eastwood Rd
Military Cutoff Rd

Harris Teeter
Mayfaire Community Center
Brunches
Parker Farm Dr
True Blue Butc and Ta
nCino, Inc
Reserve at Mayfaire Apartments
Marshalls
Squeaky Shine Car Wash
Lidl
Calypso Dr
New Hanover County Public Library...
Eastwood Rd
Davis Health & Wellness at Cambridge Village
Future Center Point
(Residential / Business Complex)
BB&T
Loveys Natu Foods & C
Landfall shopping cen
Wild Wing Cafe
Terrazzo Tratt
Google

1445 Eastwood Road, Wilmington, NC

- Located on Eastwood Road near the intersection with Military cutoff
- 1.9 miles from Wrightsville Beach
- 1.2 miles from Mayfaire Town Center
- 22,500 vehicles per day (VPD) travel past Eastwood Rd location.
- Negotiated lease $130,000 per year

FLY Wilmington Site Plan Overview (Draft)


THE RESERVE AT MAYFAIRE APARTMENTS
LAND USE: MF
ZONING: MF–M
FLOOD ZONE X
FLOOD ZONE AE
IFLY WILMINGTON
TOWN CENTER DRIVE
EASTWOOD ROAD
U.S. HIGHWAY 74
SITE DATA TABLE
PROJECT USE DATA
SURFACE MATERIAL LEGEND
BUILDING
CONCRETE PAVING
ASPHALT PAVING
GENERAL NOTES:
DISCLAIMER
1 SITE DATA
PRELIMINARY
McKIM&CREED
FLY Wilmington, LLC
115 SOUTH COMPO ROAD
WESTPORT, CT 06880
iFly Wilmington
SITE PLAN
CS-101
2
Rezoning Plan



Investment Proposal

FLY Wilmington is seeking to raise a total of $10.9 million through a combination of bank / non-bank lending, and a Regulation Crowdfunding Campaign that will provide an opportunity for investors to earn returns based on the terms of their Patriots Business Bond, and an opportunity for exit within seven years.

Investor Value Creation Model					
	2022	**2023**	**2024**	**2025**	**2026**
Total Revenue	$0	$2,181,240	$3,791,250	$3,881,600	$4,147,600
Total Operating Expenses	$742,500	$1,204,376	$1,442,124	$1,484,527	$1,528,822
Income from Operations	($742,500)	$481,144	$1,494,132	$1,521,989	$1,685,174
Total Other Income (Expense)	($231,994)	($1,060,311)	($1,063,750)	($1,061,110)	($1,058,389)
Net Income	($974,494)	($579,167)	$430,382	$460,879	$626,785


Planned Use of Capital

Item	Amount	Inclusions
iFly Contract	$2,800,000	All wind tunnel parts, wind tunnel drawings, initial instructor training, franchise manuals, brand license, etc.
Construction / Engineering	$6,600,000	Construction & installation, site specific design, general conditions, structural steel fabrication & erection, exterior façade, framing & drywall, elevators & stairs, fire systems, MEP, roofing, flooring, etc.
Total iFly + Construction/Engineering	$9,400,000	
Franchisee Costs	$750,000	Loose furniture, IT equipment, licensing & permitting, signage, security system, washer & dryer, pre-opening marketing & hiring expenses, employee training, pre-opening supplies.
Loan & Soft Costs	$750,000	Associated loan and contingency fees
Total Costs	**$10,900,000**	



Franchise Specific Costs and Fees

Type of fee	Amount
Initial Franchise Fee	$25,000
Royalty Fee	7% Gross Sales (monthly)
Operations Analysis	$750/day + expenses
ICRS Software License and Support Fees	License Fees: $4,250 per month after payment of $65,000 initial license fee Support Fees: Currently, $200 per hour.
ICRS Photo and Video System Fee	$4,500 to $7,500 annually
POS Hosting System	Colocation cost + 10%



To see our iFLY experience, please select the below video links.

- Delivering the Dream of Flight: https://www.youtube.com/watch?v=46rwemQfpB4
- STEM Program: https://www.youtube.com/watch?v=6w2LbmbNWjs
- All Abilities: https://www.youtube.com/watch?v=GguLh-hvtIs





Appendix Slides





Product Advantage


World Class Technology

Airfoil shaped turning vanes in each corner maximize efficiency

Four fans at the top of the tunnel draw air through the flight chamber and then drive it through return air towers



iFLY engineers have spent the past 20 years perfecting the best flying wind tunnels in the world.

We invented the wall to wall, recirculating wind tunnel for bodyflight, and continue to lead its innovation to allow us to deliver the dream of flight to everyone. Four fans located in the optimal position for flow quality drive the air around a simple and efficient loop. Our patents restrict our competition from designing this way. The airflow is narrowed below the flying chamber to speed and smooth the flow for maximum enjoyment.

The inlet contractor narrows to compress and speed up the air before it re-enters the flight chamber

Patented water cooled assemblies provide consistent air conditioning


Intellectual Property

- Our engineering team ensures that your customers can participate in a truly adventurous sport while we do everything in our power to keep you, your staff and your customers totally safe.
- No other wind tunnel manufacturer comes close; whether you look at our Fortress lock-out systems that keep everyone away from dangerous or moving parts, or our design criteria knowing that we fly about two million people a year. We have a full-time safety team who cover every aspect of safety.
- We even built the original training systems and created the International Bodyflight Association (IBA), who's sole job is to set training processes, ratings and the monitoring of flight safety.



Patented Technology

We have spent millions to create the technology and training to make flying safe and accessible for everyone.



Research & Development

We have an ongoing spend of $1M per year on Research and Development.



Fan Positioning

Motors are positioned away from flight chamber to ensure flyer safety and tunnel efficiency.



Power Fail-Safe

Safety first design provides safe descent in the event of a power failure.



Enter / Exit Control

Tunnel entrance doors controlled by instructor and/or driver.



Lockout System

"Key Safe" fortress lockout system ensures motor / tunnel shutdown during daily runup.





iFly Franchise Investment Includes



Equipment: All Standard Models

All wind tunnel purchases include the following specialty equipment:



Fans & Motors



Aluminum Turning Vanes



Cable Floor





Fiberglass Ducts



**Flight Chamber and
Staging Area**



Included in Certain Standard Models



Chiller Package



**Premanufactured
Electrical Skid**
(Not Included in Gen 7)



Return Air Tower Steel
(Not Included in Gen 7 and Gen 8)



Interior design drawings
(Not Included in Gen M)



Instructor Training



Flight Equipment



Wind Tunnel Commissioning



Full architectural drawings




Project Management

- Every iFLY tunnel is assigned a dedicated Project Manager (PM) from our team. That PM will liaise with you, your professional experts and General Contractor (GC) for the life of your tunnel build.

- They will also advise you on what support services we can provide to make your build go faster and de-risk the project for your GC. This may also help reduce your quotes. They will help during the tender process and even assist with smooth shipping.







Real Estate Negotiation Support

In addition to selling the most wind tunnels in the world, iFLY also directly operates the most wind tunnels. We have an experienced real estate team which has been active in searching for the top available locations worldwide, including within China and the rest of the Asia-Pacific region.

When you buy from iFLY, we will support you hands-on along the way as you select and negotiate for a location. In some cities, we can even directly provide a top real estate opportunity. Our brand and operating history usually allows us to get access to the best locations and the best deals.







Additional Options

- Structural Steel
- IT System
- Extended Height Glass
- Virtual Reality
- Flight Lights
- Spare Parts




